CONTACT:
U.S. Physical Therapy, Inc.
Carey Hendrickson, Chief Financial Officer
Chris Reading, Chief Executive Officer
(713) 297-7000
Three Part Advisors
Joe Noyons
(817) 778-8424

U.S. Physical Therapy to Present at the
 Jefferies Virtual London Healthcare Conference

Houston, TX, November 13, 2020 – U.S. Physical Therapy, Inc. (NYSE: USPH), a national operator of outpatient physical therapy clinics (the “Company”), today announced that its Chief Executive Officer, Chris Reading, and Chief Financial Officer, Carey Hendrickson, will participate at the Jefferies Virtual London Healthcare Conference on Tuesday, November 17, 2020. The presentation will cover an overview of the Company.

A copy of the presentation is posted on the Company’s website at www.usph.com.

About U.S.  Physical Therapy, Inc.

Founded in 1990, U.S. Physical Therapy, Inc. operates 548 outpatient physical therapy clinics in 39 states. The Company's clinics provide preventative and post-operative care for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries and rehabilitation of injured workers. In addition to owning and operating clinics, the Company manages 38 physical therapy facilities for unaffiliated third parties, including hospitals and physician groups. The Company also has an industrial injury prevention business which provides onsite services for clients’ employees including injury prevention and rehabilitation, performance optimization, post-offer employment testing, functional capacity evaluations, and ergonomic assessments.

More information about U.S. Physical Therapy, Inc. is available at www.usph.com. The information included on that website is not incorporated into this press release.

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